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                               August 12, 2022

       Xiangchang Ma
       Chief Executive Officer
       Tengjun Biotechnology Corp.
       East Jinze Road and South Huimin Road
       Food Industry Economic and Technology Development District
       Jianxiang County, Jining City, Shandong Province, China

                                                        Re: Tengjun
Biotechnology Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed on July 22,
2022
                                                            File No. 333-266300

       Dear Mr. Ma:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed July 22, 2022

       Cover Page

   1. Disclose prominently on your cover page that you are not a Chinese operating company but a Nevada holding
company with operations conducted by your subsidiaries in China and Hong Kong and that
this structure involves unique risks to investors. Your disclosure should acknowledge that
Chinese regulatory authorities could disallow this structure, which would likely
result in a material change in your operations and/or a material change in the value of the
securities you are registering for sale, including that it could cause the value of such
securities to significantly decline or become worthless. Provide a cross-
                                                        reference to your
detailed discussion of risks facing the company and the offering as a result of this
structure.
 Xiangchang Ma
FirstName LastNameXiangchang   Ma
Tengjun Biotechnology  Corp.
Comapany
August 12, NameTengjun
           2022         Biotechnology Corp.
August
Page 2 12, 2022 Page 2
FirstName LastName

2. On your cover page, provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under your agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and wholly-owned foreign enterprises (WFOEs), or to investors, and quantify the amounts where applicable.
General Matters, page ii

3. Revise your definition of "China" and "PRC" to include Hong Kong and Macau.
Prospectus Summary, page 1

4. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
5. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the your agreements.
         Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under your agreements.
6. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
 Xiangchang Ma
FirstName LastNameXiangchang   Ma
Tengjun Biotechnology  Corp.
Comapany
August 12, NameTengjun
           2022         Biotechnology Corp.
August
Page 3 12, 2022 Page 3
FirstName LastName
Because our tea business is highly concentrated on a single, discretionary product category, page
13

7. We note your risk factor indicating that consumer purchases of specialty retail products, including our products, are historically affected by economic conditions such as inflation.
         Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.
A shortage in the supply, page 14

8. Please disclose whether and how your business segments, products, lines of service, projects or operations are materially impacted by supply chain disruptions. For example, discuss whether you have or expect to:

             suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; reduced headcount; or delayed projects;
             experience labor shortages that impact your business;
             experience cybersecurity attacks in your supply chain;
             experience higher costs due to constrained capacity or increased commodity prices, shipping costs or challenges sourcing materials;
             experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or
             be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries.

         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Bradley Ecker, Staff Attorney, at (202) 551-4985 or Sherry Haywood,
Staff Attorney, at (202) 551-3345 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
 Xiangchang Ma
Tengjun Biotechnology Corp.
FirstName
August 12, LastNameXiangchang
           2022               Ma
Page 4
Comapany   NameTengjun Biotechnology Corp.
August 12, 2022 Page 4                       Office of Manufacturing
FirstName LastName